Filed by InterPrivate Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate Acquisition Corp.

Commission File No. 001-39204

Date: February 18, 2021

The following is a transcript of a previously announced webcast for investors hosted by Aeva, Inc. held on February 18, 2021 at 11:00 a.m. EST in connection with InterPrivate Acquisition Corp.’s previously announced business combination with Aeva, Inc. and the related transactions:

Soroush Salehian:

Welcome to Aeva. We’re excited to tell you more about our company and our future plans. My name is Soroush Salehian and I’m the co-founder and CEO of Aeva.

Mina Rezk:

And my name is Mina Rezk, co-founder and CTO here at Aeva.

Soroush Salehian:

Aeva is a sensing and perception systems company. Our vision is to bring about the next wave of perception technology across all devices. We design and develop a unique 4D LiDAR that delivers superior performance and the crucial ability to measure the velocity for each pixel to enable automated driving across passenger cars, trucking and mobility. And because Aeva is the only sensing company to successfully integrate our LiDAR onto a silicon photonics chip, we have the unique opportunity to deliver a highly scalable, yet low cost solution for automotive and expand into a number of other markets unique to Aeva, such as consumer electronics and beyond.

Mina Rezk:

First, a bit of background. Soroush and I started Aeva four years ago. Within the span of this short timeline, we have grown our team to include over a hundred multi-disciplinary engineers and operators with expertise across silicon photonics engineering, product design, signal processing algorithms and machine learning. With our unique IP and experience of our team, we were able to develop the world first frequency modulated continuous wave, or FMCW LiDAR, that is integrated on a silicon photonics chip.

Soroush Salehian:

Since then we have developed several iterations of our 4D LiDAR on a chip that have been road tested and validated by leading OEMs and the top automotive industry customers. Along the way, we have also established strategic partnerships and earned the endorsements of the top players in automotive. This includes investments from Porsche SE, majority shareholder of the Volkswagen Group, as well as a production partnership with the global automotive tier one supplier, ZF, to manufacture and distribute the first auto grade 4D LiDAR for mass scale. In addition, as we have recently announced, our expansion into automated trucking with our partnership with TuSimple to deploy Aeva 4D LiDAR for automated trucking applications. And with that, Mina will walk you through an overview of our product and technology.

Mina Rezk:

Thanks Soroush, let’s dive in. Fundamentally at the core of our 4D LiDAR is a unique flavor of FMCW technology, short for, frequency modulated continuous wave. This is uniquely different from all 3D LiDAR technologies on the market today. All 3D LiDARs measure only the distance of objects. They do so by sending a high power laser pulse towards an object and measuring the time it takes for each pulse to come back. In Aeva’s 4D LiDAR, we send a low power continuous laser beam embedded with a unique signature in its frequency. We then measure the change in frequency as it reflects off an object. This allows our LiDAR to measure a fourth dimension of instant velocity for every point with a superb precision. And that is in addition to measuring the distance of an object. In addition to measuring the fourth dimension of velocity, Aeva’s 4D LiDAR is completely immune to interference from other LiDARs or sunlight and can measure long ranges as it only needs a fraction of the optical power compared to 3D LiDAR.

Aeva’s 4D LiDAR is also uniquely capable of achieving resolutions that have remained unattainable in the industry so far. Namely, a single transceiver in Aeva’s 4D LiDAR measures a million points per second, without sacrificing maximum range. This allows Aeva to have over 10 times the point density and addresses the fundamental challenge that has held back the adoption of FMCW LiDAR at scale. Lastly, thanks to the ultra low laser power, we have integrated our 4D LiDAR onto a silicon photonics platform that is already proven and used to manufacture millions of units in the telecom industry. This makes Aeva’s 4D LiDAR The only solution that can deliver the combination of high performance at scale and low cost, all of which remain a challenge for today’s 3D LiDARs. Over the last four years, we have designed and built numerous versions of our product, relentlessly iterating on improvements based on extensive testing by us and our partners around the world. Let me show you a few of these iterations along the way as we developed our breakthrough technology.

This prototype was our first iteration that we designed and built in under nine months. We had a sensor box coupled with a separate compute box to process the raw data. However, this provided us with a fundamental advantage and a massive learning opportunity as we were able to start capturing the unique 4D raw data immediately. Leveraging the learning from our initial system data and early customer feedback, we developed and released our A Sample during the second year. This was the first 4D LiDAR solution in one box on the market. This had our final laser design and was the first FMCW system capable of providing over 1 million points per second. This system went through extensive evaluation and road testing with our OEM customers and automotive partners. This has allowed us to lock the final architecture of our 4D LiDAR.

And last year we introduced our Aeries system. This system integrates the learning of about three years of development and road testing, leveraging the unique raw data from our 4D LiDAR. This achieves the final performance and enables us to focus on miniaturization and industrialization of our final product for production. At the heart of our system is the integrated core sensing module, which provides all the key functions of our LiDAR in a silicon photonics module. This is designed from the ground up here at Aeva, and is already being produced at our manufacturing partners globally. To tell you more about our integrated core sensing module, I will hand it off to Pradeep.

Pradeep Srinivasan:

Thanks, Mina. I’m Pradeep and I lead the photonics integration here at Aeva. I’m excited to be here to tell you more about our breakthrough of integrating LiDAR on a chip and at the same time achieving industry leading performance. Aeva is the only company that has been able to make this a reality. This key innovation enables volume scalability at industry leading costs, which has been a significant challenge for all LiDARs until today. Let me walk you through how we’ve achieved this. Today’s LiDAR requires exotic high cost components to achieve performance needed for autonomy. However, at Aeva, we’ve taken a fundamentally different approach. First, we’ve created a unique laser design from the ground up that allows us to achieve long range performance up to 300 meters. This design is based on proven semiconductor laser technology that is shipping today in millions of units per month in the telecom industry. We have achieved this without the use of any exotic materials or processes.

As you can see, our compact design allows us to get hundreds of reliable lasers on a single bar and tens of thousands on a laser wafer. Second, we have invented a unique custom detection circuitry that allows Aeva 4D LiDAR to measure down to a single photon while simultaneously measuring range and velocity. This is done by leveraging proven CMOS detectors that are low cost and scalable. We bring these together in a unique photonics chip architecture that allows for a low number of transceivers while still achieving a million points per second, per transceiver. This is a breakthrough innovation requiring significantly less compute power making Aeva’s solution the only viable FMCW LiDAR at low costs, low power and a small form factor. Our chip scale FMCW is truly a game changer for the entire LiDAR industry. This technology brings the advances made over the past 40 years in the semiconductor industry across precision manufacturing, cost reduction, rapid scaling to an industry that is on the cusp of rapid growth.

As an example, here I have a silicon wafer that’s populated with thousands of LiDAR chips. This technology gives us the ability to also address other markets beyond automotive that requires small form factors, ultra low power and high levels of scalability. These applications include consumer electronics and healthcare. For the automotive application, each chip is then integrated using proven assembly processes into a highly reliable LiDAR module which we call the integrated core sensing module, or the ICSM. Aeva ICSM is ultimately integrated into our system, creating the heart of our 4D LiDAR. With that, I’d like to turn it over to Tushar to show you our system in action.

Tushar Moorti:

Thank you Pradeep. My name is Tushar and I’m here to share more about how Aeva’s proprietary signal processing algorithms enable the performance achieved with our 4D LiDAR technology. These algorithms have been developed based on volumes of road test data to work in unison with our photonics chip, providing not only velocity and position data, but generating a dense point cloud that improves object perception and tracking. A key advantage to our unique FMCW approach is the ability to measure velocity, and our algorithms make it possible to accurately measure velocity along with three-dimensional position for every point in the scene. Aeva’s 4D LiDAR is the only sensing system that can instantly measure which targets are coming toward us and which targets are moving away from us. In fact, Aeva’s 4D LiDAR is capable of recognizing an object up to five times faster than traditional time of flight LiDAR systems, which can only infer velocity by calculating their motion over time.

For context, this could add as much as 40 meters of reaction time at highway speeds, which is a massive advantage for the safety factor in automated driving. Another major IP advantage of our 4D LiDAR is that it is continuously getting optical returns from the environment. This is different from a pulse based sensor, which sends a large blast of energy followed by a stretch of silence to search for return echo resulting in gaps where the sensor is not getting any information from the scene. Our sensors have no such gaps since we use a form of FMCW, which sends a continuous low power signal instead of bursts of high power. That means the number of points we can get in one second is governed only by how quickly we can process the optical returns. We have developed efficient algorithms that generate millions of points per second, through proprietary techniques only possible with our 4D LiDAR system. This gives us an extremely dense and rich point cloud.

Aeva’s proprietary signal processing algorithms work hand in hand with our photonic circuitry to provide industry leading detection performance. With our innovative approach, we’re able to detect both highly reflective targets as well as dim targets that are millions of times weaker. These algorithms can pull hidden targets out from below the noise floor and make them visible. The implication of this is tremendous as it significantly relaxes the requirements on the laser and optical circuitry. We have lifted one of the major impediments to photonics design, thereby allowing a mass producible photonics chip to work in a high performance system. Aeva’s 4D LiDAR data makes perception much easier and more reliable. Standard time of flight LiDARs have to guess where objects are in each frame, and then try to estimate their speed, which is an inherently noisy operation resulting in poor estimate of velocity, especially at longer ranges.

Since we directly measure the velocity of targets, there is no guessing. The velocity information is far more accurate. Moreover, the per pixel 4D data makes object identification easy. Even if a bicyclist is near a car, the speed difference allows perception algorithms to immediately distinguish between the two. The next step for an autonomous vehicle is to track the object it sees. Inaccurate velocity and estimation from a time of flight sensor makes object tracking even more uncertain, but our measured velocity information results in highly accurate object tracking and that makes for a safer vehicle. As part of our mission of scalability, we’re integrating all these powerful signal processing algorithms in a single silicon chip. An application specific integrated circuit, or ASIC, delivers full performance with low power and low cost in a small form factor. Importantly, this enables our 4D LiDAR to be used in products where size and battery life matter, such as consumer electronics. Let’s go see the Aeries system in action.

So how has Aeva been able to develop such effective cutting edge algorithms? Simply, we have years of road data covering multitudes of corner cases for autonomous driving. All these various real life scenarios help mold our designs, improving our sensors capabilities and thus the ability of autonomous vehicles to navigate difficult situations. We have developed a versatile visualizer to examine and analyze the LiDAR output. The visualizer uses the velocity information to color code each pixel. Blue shades for points coming toward us, red for those moving away, and white for stationary. The darker the color, the faster that target is moving. On the reflectivity map, brighter objects are colored yellow while dimmer ones are shown is purple.

Our unique approach to FMCW gives us an extremely dense and rich point cloud, as you can see in this scene. Look at how many points are on the pedestrian. Throughout the scene we can see cars, bicycles, and pedestrians very clearly. One corner case is the ability to detect a pedestrian when you’re a highly reflective street sign. Here we see how Aeva’s LiDAR is able to detect the children in the crosswalk while next to the highly reflective pedestrian crossing sign. Ironically, many other LiDARs are blinded by the brightness of the sign, resulting in their not seeing the pedestrians at all.

Now we are approaching a second common situation, one of sensing when a vehicle should begin moving forward after having stopped behind stationary traffic. The vehicles in front all began moving at different speeds. Standard LiDARs must wait and collect several snapshots of the vehicle in front before determining when it is safe to move. And then they must hope that the vehicle in front does not suddenly stop again. Our sensor immediately detects the speed of each vehicle in the scene, providing accurate information to the vehicle of when it can follow suit. Look at a scene you might get from a conventional LiDAR with no velocity information. You might detect the cars, but when we add velocity, you can now see that there’s a pedestrian in the scene too. And some of the cars are stationary while others are moving. The velocity information automatically segments the image making for a more effective perception software.

Finally, our Aeries platform can see targets out to 300 meters. At such long distances, conventional LiDARs have trouble detecting objects since the roundtrip time of the light to hit the target and return is too great. Our sensor combines long range capability with instantaneous velocity to send clean, usable information to the vehicle. I hope that was helpful in seeing firsthand the leading performance and differentiation of our 4D LiDAR. Aeva’s portfolio of patented signal processing algorithms is essential to unlocking those capabilities and a core component of the company’s IP.

Peter Kuepper:

Hi, my name is Peter Kuepper and I lead business development here at Aeva. Now that you’ve heard a bit about our 4D LiDAR technology, let me give you an overview about the market, our customers and partners. On the market, three key questions we frequently receive are first, is autonomous driving happening anytime soon? Second, is LiDAR needed for ADAS and autonomous driving? Third, will there be an end state LiDAR technology that will enable large volume scale for broad applications beyond automotive? There’s no doubt that fully self-driving cars will not be produced at scale this year or in 2022. A key reason for this has been the lack of the right sensing technology that meets both the high performance and low cost requirements. Specifically, today’s LiDAR technology is simply not up to par for what is needed to enable autonomy at scale. At Aeva, we believe that an entirely new sensing paradigm which we call 4D LiDAR based on a unique FMCW technology, is the path to solving the key gaps hindering LiDAR’s mass adoption for automotive.

As you heard earlier, unlike all 3D LiDARs today, Aeva 4D LiDAR is capable of measuring instant velocity per each pixel, detecting objects at long ranges beyond 300 meters, and is free from any LiDAR or sunlight interference. Based on our conversations with leading OEMs across passenger, tracking, and mobility, we believe the majority of OEMs see LiDAR as essential to achieving the critical performance and safety requirements for next levels of automated driving. Most major OEMs and top automotive players are developing autonomous technology. As the industry transitions from initial pilot programs with limited volumes that deploy 3D LiDAR technology, we see a clear demand from the OEMs that are looking to transition to 4D LiDAR technology for large scale production.

Now, switching gears to our strategic partnerships and customers, I want to highlight several key relationships. First, we have a strategic partnership and investments from Porsche SE, the majority shareholder of the VW group. As the largest OEM in the world, VW has the capacity to take automated driving to mass scale. Second, we have a production partnership with a global automotive tier one supplier, ZF, to manufacture and distribute the first automotive grade 4D LiDAR at scale. And third, a partnership with TuSimple to deploy Aeva’s 4D LiDAR technology on TuSimple’s trucks. And fourth, we are collaborating with DENSO the second largest automotive tier one and mobility supplier in the world to bring our 4D LiDAR to the mass vehicle market. Together with DENSO, we are focused on bringing a high-performance and affordable solution that is designed for large volume production. Together with our partnerships with top foundries and other manufacturing partners, we believe Aeva is well positioned to address the significant demand of our key customers globally with an efficient supply chain. Here’s a bit on why our partners and customers have decided to work with Aeva in their own words.

Alex Hitzinger:

My name is Alex Hitzinger and I’m the CEO of Artemis. Artemis is a tech company backed by the Volkswagon Group and is focused on developing new technologies for electric and highly automated driving and the seamless integration of these advanced technologies to create an entirely new experience. LiDAR is a key enabling technology when it comes to providing sensing and perception capability required to achieve highly automated driving at scale. However, a LiDAR that is high enough performance to meet the requirements for autonomy and at affordable cost has been historically very challenging. In our research we have found Aeva’s 4D LiDAR as the top solution on the market because it addresses these problems in a scalable way. Aeva has the unique ability to measure velocity at the pixel level with higher resolution and at long ranges, all of which are critical to help enhance the factor of safety for autonomated driving. These, along with a compact form factor that is integrated at the silicon chip level, make Aeva a great solution to enable autonomous driving at production scale. We look forward to seeing the advanced perception and autonomous capability enabled by Aeva’s 4D LiDAR on the road.

Torsten Gollewski:

Hi, my name is Torsten Gollewski and I’m Executive Vice President of autonomous mobility solutions at ZF. Let me tell you a bit about what we do here at ZF and our partnership with Aeva. ZF is a leading global tier one supplier with a long history for providing automotive technology and system for passenger cars, commercial vehicles, and industrial applications. In the area of autonomous driving, we are focused on providing systems, including key sensing and compute technologies to OEMs, mobility companies, and industrial technology providers to enable automated driving functionality. Our expertise lies in our ability to globally scale automotive grade products that meet the challenging performance and cost requirements in the automotive industry by being on the cutting edge of technology. To do this, we are always seeking out the best technologies and companies to partner with and to bring them into automotive scale production. LiDAR is a key technology for sensing and perception in the area of highly automated and autonomous driving.

Especially for application that feature autonomous driving function, the focus is on direct velocity measurement and long range as a key advantage of bringing these vehicles to the market. This is why we have chosen to partner with Aeva. Aeva’s unique FMCW 4D LiDAR combines direct velocity measurement with long range performance, and it’s built on silicon chip scale, making it the right choice for autonomous driving. 4D LiDAR is also immune to interference, which is important for factor of safety and scalability of self-driving cars. Together with Aeva, we are working closely to industrialize and supply the world’s first 4D LiDAR for automotive grade production with the first vehicle programs targeted for 2024 and 2025 timeline.

Conrad Miller:

Hi, my name is Conrad Miller and I’m the head of operations here at TuSimple. I’m excited to introduce you to our company and tell you a bit more about our partnership with Aeva. TuSimple is the leading self-driving technology company, bringing automated trucking to mass market. We’re focused on making long haul freight transportation, safer, more efficient and scalable with autonomous driving technology. We are constantly evaluating new technologies and have found Aeva’s 4D LiDAR to be one of the best solutions available when it comes to meeting our performance requirements. Aeva’s unique ability to measure instant velocity for each pixel was complimentary to other systems we use, which include HD cameras and radar. These technologies work together to enhance the overall capabilities of our autonomous system. We’ve been working closely with the Aeva team since 2019 and have been deploying Aeva’s 4D LiDAR technology on TuSimple self-driving trucks. And we look forward to continuing on our journey to bring self-driving trucks to mass market.

Peter Kuepper:

Looking beyond automotive, Aeva’s 4D LiDAR chip opens new market opportunities that are unique to Aeva Thanks to the chip level form factor and low costs. As consumer electronics companies are beginning to incorporate LiDAR on smartphones and tablets, initial 3D LiDAR sensors on these devices are limited by range and interference issues that we have discussed earlier. Aeva’s 4D LiDAR chip solution offers longer range capability and is not impacted by the sun. This enables the expansion of AR VR and mapping applications for world facing LiDAR in consumer devices. Additionally, with the ability to measure velocity at micro meters per second, Aeva’s 4D LiDAR chip is capable of measuring vibration on the skin, which can enable contactless, biometrics monitoring, and other health measurement applications. We have received a lot of inbound interest across the consumer and industrial areas and see an opportunity to launch our first production programs for these applications beginning in 2025.

In conclusion, we’re extremely excited about what lies ahead for Aeva. Our differentiated 4D LIDAR and chip have a superior performance and safety needed for automated driving while also opening LiDAR to new applications with a scalable and compact form factor on silicon photonics. And together with our strategic manufacturing partners, are well positioned to enable broad adoption of LiDAR across many devices.

Additional Information and Where to Find It

This information relates to the previously announced Business Combination Agreement (the “BCA”), dated as of November 2, 2020, among Aeva, Inc., a Delaware corporation (“Aeva”), InterPrivate Acquisition Corp. (“InterPrivate”) and WLLY Merger Sub Corp., a Delaware corporation (“Merger Sub”) and wholly-owned direct subsidiary of InterPrivate (the “Merger” and, together with the other transactions related thereto, the “Proposed Transaction”). In connection with the Proposed Transaction, InterPrivate filed a registration statement on Form S-4 (File No. 333-251106) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which included a proxy statement and a prospectus of InterPrivate, and a consent solicitation statement of Aeva. The Registration Statement is now effective and the definitive proxy statement/prospectus/consent solicitation statement is being sent to all InterPrivate and Aeva stockholders. InterPrivate also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and security holders of InterPrivate and Aeva are urged to read the Registration Statement, the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about the Proposed Transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/sec-filings/ or by written request to InterPrivate at InterPrivate Acquisition Corp., 1350 Avenue of the Americas, New York, NY 10019.

Participants in Solicitation

InterPrivate and Aeva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the Proposed Transaction. Information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus/consent solicitation statement regarding the Proposed Transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information contained herein and in any oral statements made in connection herewith include certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Aeva and InterPrivate. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of InterPrivate’s securities, (ii) the risk that the transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the BCA by the stockholders of InterPrivate and Aeva, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA, (vi) the effect of the announcement or pendency of the transaction on Aeva’s business relationships, performance, and business generally, (vii) risks that the Proposed Transaction disrupts current plans of Aeva and potential difficulties in Aeva employee retention as a result of the Proposed Transaction, (viii) the outcome of legal proceedings instituted against Aeva or InterPrivate related to the BCA or the Proposed Transaction, (ix) the ability to maintain the listing of InterPrivate’s securities on the New York Stock Exchange, (x) the price of InterPrivate’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aeva plans to operate, variations in performance across competitors, changes in laws and regulations affecting Aeva’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Aeva operates, (xiii) the risk that Aeva and its current and future collaborators are unable to successfully develop and commercialize Aeva’s products or services, or experience significant delays in doing so, (xiv) the risk that Aeva may never achieve or sustain profitability, (xv) the risk that Aeva will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Aeva’s products and services, and (xix) the risk that Aeva is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on the New York Stock Exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus/consent solicitation statement discussed above and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Aeva and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Aeva nor InterPrivate gives any assurance that either Aeva or InterPrivate will achieve its expectations.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Aeva or Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

9